P.O. Box 810, 1000 AV Amsterdam
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Subject	Date
ING Groep N.V. Annual Report on Form 20-F for the	29 July 2010
fiscal year ended December 31, 2009 (File No. 001-14642)
Dear Mr. Rosenberg,
We are writing on behalf of ING Groep N.V. (the “Company”) in response to the comments contained in the June 30, 2010 letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”).
We appreciate the Staff’s careful review of our 2009 Form 20-F. We have attempted to carefully and thoroughly consider each of the Staff’s comments. In some of our responses, we have agreed to change or supplement the disclosure in our future filings. We are doing so in the spirit of cooperation and not because we believe our prior filing is materially deficient or inaccurate. For your convenience, we have restated each of your comments in full in bold type, and have keyed all responses to the numbering of the comments and the headings in your letter. All responses are designated with the letter “R” below the relevant comment number.
In connection with the Company’s responses to the Staff’s questions, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in the filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me at (011) 31-20-541-8510 or William D. Torchiana of Sullivan & Cromwell LLP at (011) 33-1-7304-5890 with any questions or comments concerning this response.
Very truly yours,

/s/ Hans van Barneveld
Hans van Barneveld
cc:	Mark Brunhofer, Ibolya Ignat (Securities and Exchange Commission) William D. Torchiana, Joram M. Lietaert Peerbolte (Sullivan & Cromwell LLP)

Amstelveenseweg 500, P.O. Box 810, 1000 AV Amsterdam	www.ing.com

The Netherlands	ING Groep N.V., registered office Amsterdam

T +31 20 541 85 10 F +31 20 541 85 00	Trade Register no. 33231073 Amsterdam

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Consolidated Profit and Loss Account of ING Group, page F-4
1.	In addition to basic and diluted earnings per ordinary share, you present net result per ordinary share which is computed by dividing net result attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding prior to the impact of the rights offering bonus element. Please explain to us how your presentation of net result per ordinary share complies with IFRS, in particular paragraphs 73 and 73A of IAS 33, including:
•	Why you did not include in the denominator the impact of the rights offering bonus element; and

•	Why you do not present basic and diluted net result per ordinary share.
R: In accordance with IAS 33, the Company provides both the Basic earnings per ordinary share and the Diluted earnings per ordinary share on the face of the consolidated profit and loss account. These have been determined in full compliance with the relevant requirements in IFRS.
The calculation of the Company’s Earnings per share under IFRS (“EPS”) has been impacted by, and become much more complex as a result of, two events in recent years:
•	the issue of the “Non-voting equity securities” to the Dutch state; IFRS requires an ‘attribution’ of earnings on these securities for the purpose of determining EPS, irrespective of whether payments are or will be actually made;

•	the rights issue: IFRS requires recalculation of historical EPS to reflect a conversion factor due to the rights issue (i.e. recalculation of the number of shares outstanding as if the rights issue had occurred in previous years).
In order to provide more transparency to the users of its financial information, the Company has continuously provided in its quarterly financial information both the IFRS compliant EPS and a simple result per share (“RPS”, which simply reflects Net result under IFRS divided by the average number of shares actually outstanding during the period). This RPS is therefore a non-GAAP measure that excludes both the attribution to non-voting equity securities as well as the impact of the rights issue on the weighted average number of ordinary shares outstanding during the period and is therefore fully comparable to the IFRS compliant EPS that was historically presented before the issue of the non-voting equity securities and the rights issue. In the quarterly financial reporting, this was disclosed as follows:
“Result Per Share (RPS) differs from IFRS Earnings Per Share (EPS) in respect of payments / attributions on the Non-voting equity securities and the recalculation of the number of outstanding shares to reflect the impact of the rights issue.”
In this respect, the Company believed it to be most transparent to include both the RPS (as presented in the quarterly financial information) and EPS (in accordance with IFRS) in the audited annual accounts as well as to provide a detailed reconciliation between these two in Note 49 to the Consolidated financial statements on page F-110.

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IAS 33.73 and 73A include the following:
“If an entity discloses, in addition to basic and diluted earnings per share, amounts per share using a reported component of the statement of comprehensive income other than one required by this Standard, such amounts shall be calculated using the weighted average number of ordinary shares determined in accordance with this Standard. Basic and diluted amounts per share relating to such a component shall be disclosed with equal prominence and presented in the notes. An entity shall indicate the basis on which the numerator(s) is (are) determined, including whether amounts per share are before tax or after tax. If a component of the statement of comprehensive income is used that is not reported as a line item in the statement of comprehensive income, a reconciliation shall be provided between the component used and a line item that is reported in the statement of comprehensive income. Paragraph 73 applies also to an entity that discloses, in addition to basic and diluted earnings per share, amounts per share using a reported component of the separate income statement (as described in paragraph 81 of IAS 1 (as revised in 2007)), other than one required by this Standard.”
Although we continue to believe that it is transparent to provide a full explanation on how the IFRS EPS was calculated (including a disclosure that reconciles Net result to Earnings and that explains the impact of the rights issue on the number of shares outstanding) we will, as of the 2010 Form 20-F, no longer present RPS on the face of the Consolidated profit and loss account.
2.1. Notes to the Consolidated Financial Statements
2 1.1 Accounting Policies for the Consolidated Balance Sheet and Profit and Loss Account of ING Group
Critical Accounting Policies
Loan Loss Provisions, page F-12
2.	Please revise your policy disclosure to indicate how you measure your loan loss provisions. If true, indicate that the impairment loss equals the excess of the carrying value over the present value of the estimated future cash flows discounted at the loans’ original effective interest rate. Otherwise, please explain to us how your loan loss provision measurement complies with IFRS and reference for us the authoritative literature you relied upon to support your position. In your disclosure, please clarify how you differentiate between individually assessed loans and receivables and the collective assessment of all other loans and receivables. In addition, please disclose whether and when you reverse impairment losses on loans and receivables.

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R: The Company’s disclosures on its accounting policies for loan loss provisions are included in the section ‘Critical accounting policies’ (on page F-12 of the 2009 Form 20-F) and in the section ‘Principles of valuation and determination of results — Impairment of loans and advances to customers (loan loss provisions)’ (on pages F-19 and F-20 of the 2009 Form 20-F). The key elements of the accounting policies are included in the ‘Critical Accounting Policies’ section, whereas a more detailed description is included under ‘Principles of valuation and determination of results’.
The Company believes that it has provided all disclosures referred to by the Staff in the section ‘Principles of valuation and determination of results — Impairment of loans and advances to customers (loan loss provisions)’ on pages F-19 and F-20 of the 2009 Form 20-F as follows:
•	On the ‘measurement of loan loss provisions’ and the statement that ‘the impairment loss equals the excess of the carrying value over the present value of the estimated future cash flows discounted at the loans’ original effective interest rate’:

“If there is objective evidence that an impairment loss on an asset carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.”

•	On the ‘differentiation between individually assessed loans and receivables and the collective assessment of all other loans and receivables’:

“The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and then individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.”

•	On ‘whether and when impairment losses on loans and receivables are reversed’:

“If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the previously recognised impairment loss is reversed by adjusting the provision. The amount of the reversal is recognised in the profit and loss account.”
The Company therefore believes that there is no need to revise or supplement its disclosures in this area.

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Impairments, page F-13
3.	Please revise your goodwill impairment disclosure to clarify how you considered that your book value of equity is greater than your market capitalization in your goodwill impairment tests, Please also consider revising your disclosure to indicate, if true, that no reporting units with material goodwill are at risk of being impaired under paragraph 104 of IAS. Otherwise, for each reporting unit with material goodwill that is at risk of being impaired, please disclose:
•	The percentage by which the recoverable amount exceeded carrying value as of the most recent test date;

•	The methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions; and

•	A description of the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
R: We would like to highlight to the Staff that, in addition to the section “Critical Accounting policies — Impairments” on pages F-13 and F-14, further, more detailed disclosures on the Company’s goodwill impairment test are provided in Note 9 “Intangible assets” on page F-43.
Furthermore, we would like to refer to the disclosure on page F-43 which indicates that the Company’s capitalized goodwill as at 31 December 2009 of EUR 3,071 million (representing 0.3% of total assets) is related to 13 different reporting units.
IFRS requires a comparison of the carrying value of each of the reporting units to its estimated recoverable amount. Market capitalization is not available at the level of reporting units. Therefore, we cannot use market capitalization for determining the estimated recoverable amount of the reporting units; instead we apply other valuation processes to estimate the recoverable amount of each of the reporting units, as disclosed on page F-43.
With regard to the Staff’s comment on ‘reporting units with material goodwill at risk of being impaired under paragraph 104’ we understand that this question is triggered by the requirements in IAS 36.134(f):
“An entity shall disclose the information required by (a)—(f) for each cash-generating unit (group of units) for which the carrying amount of goodwill or intangible assets with indefinite useful lives allocated to that unit (group of units) is significant in comparison with the entity’s total carrying amount of goodwill or intangible assets with indefinite useful lives <...>

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(f) if a reasonably possible change in a key assumption on which management has based its determination of the unit’s (group of units’) recoverable amount would cause the unit’s (group of units’) carrying amount to exceed its recoverable amount: <...>’
We confirm that this situation was not applicable to any of the Company’s reporting units as at December 31, 2009. Furthermore, we believe that we have reflected this in our goodwill impairment disclosures on page F-43 as follows:
“The goodwill impairment test as at December 31, 2009, using best estimate assumptions and reasonable likely changes therein, have not resulted in impairment”.
2.1.3 Notes to the Consolidated Balance Sheet of ING Group
4 Investments, page F-31
4.	On page F-34 you indicate that borrowed equity securities, convertible bonds and debt securities are not recognized on your balance sheet. Please revise your policy disclosure to discuss your accounting for borrowed securities, or tell us where this disclosure is made. Separately tell us the authoritative literature you rely upon to support your accounting. In addition, please revise your disclosure here to clarify what these borrowed debt securities represent.
R: Borrowed debts securities are part of the Company’s securities borrowing and lending transactions. The accounting under IFRS is determined by the general requirements on ‘Derecognition’ in IAS 39 paragraphs 14-42 and, more specifically, the application guidance for sale and repurchase and security lending transactions in IAS 39.AG40 and IAS 39.AG51:
AG40: Examples of when an entity has retained substantially all the risks and rewards of ownership are:
(a)	a sale and repurchase transaction where the repurchase price is a fixed price or the sale price plus a lender’s return;
(b)	a securities lending agreement;
AG51: The following examples illustrate the application of the derecognition principles of this Standard:
(a)	Repurchase agreements and securities lending. If a financial asset is sold under an agreement to repurchase it at a fixed price or at the sale price plus a lender’s return or if it is loaned under an agreement to return it to the transferor, it is not derecognised because the transferor retains substantially all the risks and rewards of ownership. If the transferee obtains the right to sell or pledge the asset, the transferor reclassifies the asset in its statement of financial position, for example, as a loaned asset or repurchase receivable.

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Under these requirements, (reverse) repo and security lending/borrowing transactions do not result in (de)recognition of the underlying assets, but in accounting for the cash transfers as borrowing/lending. We refer to the accounting policy described in our 2009 Form 20-F on page F-19:
“Securities sold subject to repurchase agreements (‘repos’) are retained in the consolidated financial statements. The counterparty liability is included in Amounts due to banks, Other borrowed funds or Customer deposits and other funds on deposit, as appropriate.
Securities purchased under agreements to resell (‘reverse repos’) are recognised as Loans and advances to customers or Amounts due from banks, as appropriate. The difference between the sale and repurchase price is treated as interest and amortised over the life of the agreement using the effective interest method.”
Although this accounting policy does not specifically refer to securities borrowing and lending, it equally applies to those transactions.
The volume of the Company’s securities borrowing is very small. As disclosed on page F-34, borrowed equity securities are nil at December 31, 2009 and 2008. With regard to borrowed debt securities, we would like to inform the Staff as follows:
As at 31 December 2009, the Company did not have borrowed debt securities other than related to regular (reverse) repo transactions. The amount disclosed on page F-34 represents securities received as collateral under reverse repo transactions in certain business units. Although, as disclosed, these are securities legally held by the company but not recognised in the Company’s balance sheet, these reverse repo transactions are already included in the disclosure on page F-29:
“As at 31 December 2009, Amounts due from banks included receivables with regard to securities which have been acquired in reverse repurchase transactions amounting to EUR 2,458 million (2008: EUR 3,005 million) and receivables related to finance lease contracts amounting to EUR 64 million (2008: EUR 100 million).”
These securities should therefore not have been included in the disclosure on Borrowed debt securities on page F-34. This disclosure should have been as follows:
“Borrowed debt securities are not recognized in the balance sheet and amounted to nil as at 31 December 2009.”
We will revise this disclosure in our 2010 Form 20-F.
19 Customer deposits and other funds on deposit, page F-57
5.	Please revise your disclosure to explain the amended product features and internal procedures that allow you to present certain balances on a net rather than on a gross basis. Tell us how you meet the criteria set by IAS 32 for the offsetting of assets and liabilities.

Page no.
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R: IAS 32.42 includes the following requirements:
“A financial asset and a financial liability shall be offset and the net amount presented in the statement of financial position when, and only when, an entity:
(a)	currently has a legally enforceable right to set off the recognised amounts; and

(b)	intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.”
The additional netting in 2009 relates to corporate clients’ current accounts that form part of cash pool systems. Debit and credit balances in the same cash pool, but individually administered on different current accounts, were reported gross in the Company’s balance sheet until 2008. As of 2009, certain of these balances are reported net, because the above criteria in IAS 32.42 are met as of 2009 as follows:
The general terms and conditions for the cash pool products provide the Company the legal right to set-off as required by IAS 32.42(a), as the Company is allowed to settle all balances in a cash pool into one net amount on the main account. Therefore, the condition in IAS 32.42(a) has always been met.
As the Company never chose to apply its legal right to offset in practice (except in case of default), it was unable to prove its intent to settle on a net basis. Therefore, the condition in IAS 32.42(b) was not met until 2009. In 2009, the circumstances changed as follows:
•	the Company’s management expressed its intent to settle all (significant) cash pool balances at least once a year by transferring all amounts on the current accounts within the cash pool into the main account;

•	the Company initiated a communication to the clients of its cash pool product to inform them that it will start applying its right to settle the balances in the cash pool into one main account;

•	the Company implemented a program to ensure that cash pool balances are actually settled.
The communication to clients referenced above on actual offsetting (the “amended product features”) and the program to actually settle significant balances annually (“the internal procedures”) resulted in a demonstrated “intent to settle net” in accordance with IAS 32.42(b).
As a result of the existing legal right to offset and the newly established intent to offset, the Company met all criteria for presenting the current account balances in the cash pool system on a net basis in its Consolidated balance sheet under IFRS.

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2.1.4 Additional Information to the Consolidated Balance Sheet of ING Group
23 Liabilities by contractual maturity, page F-66
6.	You disclose that the maturities presented in your table are based on undiscounted cash flows. It is unclear why the maturities presented in your table for your insurance and investment contract obligations agree to the reported balance on your balance sheet without reconciliation if these obligations are in part discounted, Please revise your table to present the total estimated undiscounted cash flows and reconcile this total to the liability presented on your balance sheet.
R: The Company disclosed on page F-66 that financial liabilities are presented by contractual maturity based on contractual, undiscounted cash flows. This is based on the requirements in IFRS 7.39(a).
Liabilities for insurance and investment contracts are non-financial liabilities and are therefore not in scope of IFRS 7. IFRS does not require disclosure of non-financial liabilities by contractual maturity on an undiscounted basis. In addition to the disclosure for financial liabilities as required under IFRS, we have provided, in the same table, a breakdown by maturity of the balance sheet amount of liabilities for insurance and investment contracts and other non-financial liabilities in order to reconcile to total liabilities as presented in the balance sheet.
The disclosure “Liquidity and capital resources” in Item 5 “Operating and financial review and prospects” contains on page 86 of the 2009 Form 20-F the table “Contractual obligations — Payment due by period”. In this table, Insurance provisions are already presented by maturity on an undiscounted basis.
7.	You indicate that the amounts presented in the column Adjustment reconcile the contractual maturity amounts to the balance sheet value. Given the materiality of the adjustments for your trading derivatives and non-trading derivatives, please disclose the primary underlying cause for their reconciling items.
R: We would like to refer to the disclosure on page F-66 of the 2009 Form 20-F that includes the following:
“<...> The table below includes all financial liabilities by maturity based on contractual, undiscounted cash flows. <...> Derivative liabilities are included on a net basis if cash flows are settled net. For other derivative liabilities the contractual gross cash flow payable is included.”
The balance sheet value of derivatives represents the net present value of cash flows payable and receivable under the contract.

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It follows from the above disclosure that the two key differences between the total contractual maturity amount and the balance sheet value are the result of:
•	discounted (balance sheet value) versus undiscounted cash flows (contractual maturity amount);

•	net cash flows per contract (balance sheet value) versus gross cash flows payable (contractual maturity table, unless cash flows are settled net).
Although we therefore believe that the key components of the “Adjustment” column are clear from the above mentioned disclosure, we will add a specific note to the adjustment amounts for derivatives in the 2010 Form 20-F.
33 Related Parties
Transactions with the Dutch State
Illiquid Asset Back-Up Facility, page F-85
8.	As a result of the IABF, you derecognized 80% of your Alt-A RMBS portfolio from your balance sheet. Please explain how your accounting complies with the derecognition provisions of IAS 39 and provide us your analysis that concluded that substantially all of the risks and rewards of the Alt-A RMBS portfolio was transferred to the Dutch State. In your response, please clarify whether you met all the requirements in paragraph 19 of IAS 39 related to retained contractual rights as you appear to maintain legal ownership of 100% of your Alt-A RMBS portfolio. In addition, please clarify whether you recorded an asset or liability for servicing rights associated with the portfolio under paragraph 20(a) of IAS 39.
R: The Company entered into the Illiquid Asset Back-up Facility (“IABF”) with the Dutch State, under which it transferred all of the risks and rewards on 80% of the Company’s Alt-A RMBS portfolios. As a result, the Company derecognised the 80% of the Alt-A RMBS portfolio subject to the transaction from its balance sheet. The conditions relevant to the derecognition of these financial assets under IFRS (as included in IAS 39.15-20) are evaluated as follows:
IAS 39.15 requires first consolidation of all relevant entities; this transaction does not involve (new) entities that would require (additional) consolidation by the Company.
IAS 39.16 provides guidance on whether the derecognition requirements apply to the asset as a whole or to specific portions. In accordance with IAS 39.16(a)(ii), the derecognition analysis is applied to the 80% portion of each Alt-A security that is transferred to the State:
IAS39.16. (a) “Paragraphs 17—23 are applied to a part of a financial asset (or a part of a group of similar financial assets) if, and only if, the part being considered for derecognition meets one of the following three conditions. <... ...>

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(ii) The part comprises only a fully proportionate (pro rata) share of the cash flows from a financial asset (or a group of similar financial assets). For example, when an entity enters into an arrangement whereby the counterparty obtains the rights to a 90 per cent share of all cash flows of a debt instrument, paragraphs 17—23 are applied to 90 per cent of those cash flows.”
The analysis of the derecognition of 80% of the Alt-A RMBS portfolio from the Company’s balance sheet in accordance with paragraphs 17-20 of IAS 39 is then performed as follows:
IAS39.17 “An entity shall derecognise a financial asset when, and only when:
(a) the contractual rights to the cash flows from the financial asset expire; or
(b) it transfers the financial asset as set out in paragraphs 18 and 19 and the transfer qualifies for derecognition in accordance with paragraph 20.”
The contractual cash flows from the Alt-A portfolio have not expired. Therefore, derecognition is analysed on the basis of the fact that the Company has transferred the portfolio in accordance with paragraphs 18-20.
IAS39.18 “An entity transfers a financial asset if, and only if, it either:
(a) transfers the contractual rights to receive the cash flows of the financial asset; or
(b) retains the contractual rights to receive the cash flows of the financial asset, but assumes a contractual obligation to pay the cash flows to one or more recipients in an arrangement that meets the conditions in paragraph 19.”
The Company remains the legal owner of 100% the Alt-A RMBS portfolio and, as such, continues to receive the cash flows from the assets. However, through the IABF, the Company assumed a contractual obligation to pay all cash flows on 80% of the Alt-A RMBS portfolio to the Dutch State. Therefore, the conditions in IAS 39.19 are relevant:
IAS39.19 “When an entity retains the contractual rights to receive the cash flows of a financial asset (the ‘original asset’), but assumes a contractual obligation to pay those cash flows to one or more entities (the ‘eventual recipients’), the entity treats the transaction as a transfer of a financial asset if, and only if, all of the following three conditions are met.
(a)	The entity has no obligation to pay amounts to the eventual recipients unless it collects equivalent amounts from the original asset. Short-term advances by the entity with the right of full recovery of the amount lent plus accrued interest at market rates do not violate this condition.

(b)	The entity is prohibited by the terms of the transfer contract from selling or pledging the original asset other than as security to the eventual recipients for the obligation to pay them cash flows.

(c)	The entity has an obligation to remit any cash flows it collects on behalf of the eventual recipients without material delay. In addition, the entity is not entitled to reinvest such cash flows, except for investments in cash or cash equivalents (as defined in IAS 7 Cash Flow Statements) during the short settlement period from the collection date to the date of required remittance to the eventual recipients, and interest earned on such investments is passed to the eventual recipients.”

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The transfer in the IABF meets each of these three conditions:
(a)	The Company does not have any obligation to pay amounts other than the cash flows that it receives on the 80% of the Alt-A RMBS portfolio.

(b)	The Company is prohibited from selling or pledging the 80% of the Alt-A RMBS portfolio.

(c)	All amounts due to the Dutch State must be paid on a monthly basis; the Company will not invest amounts payable other than in cash.
IAS 39.20 provides further guidance on the level of transfer of risks and rewards.
IAS39.20 “When an entity transfers a financial asset (see paragraph 18), it shall evaluate the extent to which it retains the risks and rewards of ownership of the financial asset. In this case:
(a) if the entity transfers substantially all the risks and rewards of ownership of the financial asset, the entity shall derecognise the financial asset and recognise separately as assets or liabilities any rights and obligations created or retained in the transfer.
(b) if the entity retains substantially all the risks and rewards of ownership of the financial asset, the entity shall continue to recognise the financial asset.
(c) if the entity neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, the entity shall determine whether it has retained control of the financial asset. In this case:
(i) if the entity has not retained control, it shall derecognise the financial asset and recognise separately as assets or liabilities any rights and obligations created or retained in the transfer.
(ii) if the entity has retained control, it shall continue to recognise the financial asset to the extent of its continuing involvement in the financial asset (see paragraph 30).”
Under the IABF, the Company has transferred all risks and rewards relating to the 80% of the Alt-A RMBS portfolio to the Dutch State, including credit risk, interest-rate risk, prepayment risk and other market risks. Therefore, in accordance with IAS 39.20(a) the 80% Alt-A RMBS portfolio is derecognised from the Company’s balance sheet and no assets or liabilities for the rights and obligations created or retained are recognised.
The only remaining obligation at the Company is to continue servicing the asset portfolio for the full 100%. However, the remaining work to be performed by the Company on the 80% portfolio is almost identical to the work performed on the Company’s own 20% of the portfolio, i.e. the Company’s cost basis is not significantly impacted by the ongoing management of the portfolio for the Dutch State. The net present value of additional costs to the Company is not significant. Therefore, no servicing asset or liability was recognized.

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2.1.5. Notes to the Consolidated Profit and Loss Account of ING Group
48 Taxation, page F-109
9.	In your rate reconciliation for 2008 and 2009, you disclose adjustments related to prior periods that appear to be material to the current period benefits recorded. Please revise your disclosure to discuss the nature of these adjustments, including a discussion whether you anticipate a continuing impact from these adjustments.
R: The tax rate reconciliation for 2009 and 2008 included amounts for “Adjustment to prior periods” of EUR 117 million and EUR 279 million respectively. We have not provided specific disclosures on these, as both amounts include various items of a different amount and nature, and there are no significant components that are expected to be recurring. We have provided below an analysis of the most significant components. We will expand the disclosure of our tax rate reconciliation as of the 2010 Form 20-F to provide a similar disclosure should the amounts involved prove to be material.

EUR millions	2009	2008
Amounts recognised following tax rulings received in 2009 that did not meet the probability threshold before	(95)

Adjustment relating to interest which had not been considered tax deductible in previous years	(88)

Prior year adjustment following the establishment of a branch structure	36

One-off Resolution of historic outstanding items with the Dutch tax authorities — obtaining rulings on a number of issues relating back a number of years.		(157)

Tax rate differences related to carry back losses		(46)

Release of double tax through the establishment of branches		(51)

Other — individually smaller amounts.	30	(25)

Total line “Adjustment to prior periods”	(117)	(279)

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2.1.6 Segment Reporting
51 Operating segments, page F-111
10.	Please revise your disclosure to present segment assets and liabilities and reconciliations of these amounts to the consolidated totals as required by paragraphs 21(b) and 21(c) of IFRS 8. Otherwise, please tell us where you made these disclosures.
R: IFRS 8.21(b) and (c) include the following requirements:
“To give effect to the principle in paragraph 20, an entity shall disclose the following for each period for which a statement of comprehensive income is presented: <...>
(b)	information about reported segment profit or loss, including specified revenues and expenses included in reported segment profit or loss, segment assets, segment liabilities and the basis of measurement, as described in paragraphs 23—27; and

(c)	reconciliations of the totals of segment revenues, reported segment profit or loss, segment assets, segment liabilities and other material segment items to corresponding entity amounts as described in paragraph 28.”
We note that the Staff’s question specifically refers to the disclosure of ‘segment assets and liabilities and reconciliations of these amounts to the consolidated totals’. We note that the requirement to disclose such information in IFRS 8.21 refers to IFRS 8.23-27 for further guidance. In this respect, IFRS 8.23 includes the following:
“An entity shall report a measure of total assets and liabilities for each reportable segment if such an amount is regularly provided to the chief operating decision maker.”
As a result, disclosure of total assets and liabilities by segment is only required if such information is regularly provided to the chief operating decision maker. This is explained further in IFRS 8.BC.35A:
“Therefore, the Board amended paragraph 23 by Improvements to IFRSs issued in April 2009 to clarify that a measure of segment assets should be disclosed only if that amount is regularly provided to the chief operating decision maker”.
The Company’s regular 2009 internal reporting does not include a full breakdown of assets and liabilities to each of its operating segments. Therefore, disclosure is not required under IFRS for the 2009 Form 20-F.
11.	Please revise your disclosure to present the entity-wide disclosures about products and services as required by paragraph 31 of IFRS 8 or tell us where this information is presented.

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R: IFRS 8.31 includes the following requirements:
“Paragraphs 32—34 apply to all entities subject to this IFRS including those entities that have a single reportable segment. Some entities’ business activities are not organised on the basis of differences in related products and services or differences in geographical areas of operations. Such an entity’s reportable segments may report revenues from a broad range of essentially different products and services, or more than one of its reportable segments may provide essentially the same products and services. Similarly, an entity’s reportable segments may hold assets in different geographical areas and report revenues from customers in different geographical areas, or more than one of its reportable segments may operate in the same geographical area. Information required by paragraphs 32—34 shall be provided only if it is not provided as part of the reportable segment information required by this IFRS.”
IFRS 8.32-34 are analysed as follows. IFRS 8.32 includes the following requirements:
“An entity shall report the revenues from external customers for each product and service, or each group of similar products and services, unless the necessary information is not available and the cost to develop it would be excessive, in which case that fact shall be disclosed.”
The Company’s regular 2009 internal reporting does not include information by product/service for each of its segments. As a result, this information is not available without excessive cost. This is disclosed on page F-112 of the 2009 Form 20-F:
“This note does not provide information on the revenue specified to each product or service as this is not reported internally and is therefore not readily available.”
IFRS 8.33 includes the following requirement:
“An entity shall report the following geographical information, unless the necessary information is not available and the cost to develop it would be excessive:
(a)	revenues from external customers (i) attributed to the entity’s country of domicile and (ii) attributed to all foreign countries in total from which the entity derives revenues. If revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. An entity shall disclose the basis for attributing revenues from external customers to individual countries.

(b)	non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and rights arising under insurance contracts (i) located in the entity’s country of domicile and (ii) located in all foreign countries in total in which the entity holds assets. If assets in an individual foreign country are material, those assets shall be disclosed separately.”

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The Company has provided the disclosures required by IFRS 8.33(a) in note 52 “Information on geographical areas” on page F-116 of the 2009 Form 20-F. This disclosure also includes total assets by geographical area as we believe that is a relevant disclosure. We have not provided a disclosure as referred to in IFRS 8.33(b) disclosing non current assets other than the following items: financial instruments, deferred tax assets, post employment benefits assets and rights arising from insurance contracts. Such disclosure would be immaterial and of limited relevance for the Company’s business. Such information is not included in the Company’s regular internal reporting and therefore is not readily available.
IFRS 8.34 includes the following requirements:
“An entity shall provide information about the extent of its reliance on its major customers. If revenues from transactions with a single external customer amount to 10 per cent or more of an entity’s revenues, the entity shall disclose that fact, the total amount of revenues from each such customer, and the identity of the segment or segments reporting the revenues. The entity need not disclose the identity of a major customer or the amount of revenues that each segment reports from that customer. For the purposes of this IFRS, a group of entities known to a reporting entity to be under common control shall be considered a single customer, and a government (national, state, provincial, territorial, local or foreign) and entities known to the reporting entity to be under the control of that government shall be considered a single customer.”
IFRS 8.34 is not applicable to the Company as it does not generate revenues from transactions with a single external customer that amounted to 10 per cent or more of total revenues.
ING Group : ING Group Financial Risk Profile
Earnings at Risk, page F-126
12.	You disclose that your credit risk increased in 2009 because specific impairment rules for available for sale debt securities are better reflected in your risk dashboard. Please address the following:
•	Please explain to us how your impairment rules changed in 2009;

•	Please explain why you changed your impairment rules;

•	Please clarify whether you also applied these rule changes in the evaluation of impairment charges recorded in your basic financial statements or whether this change relates solely to your Earnings at Risk disclosures; and

•	Please explain whether these rule changes were prompted by changes in impairment guidance under IFRS and, if so, reference for us the authoritative literature you rely upon to support your position.

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R: The Company would like to confirm that is has not made any change to its accounting policies for impairments in 2009.
As disclosed on page F-126, Earnings at Risk is an internal measure applied by the Company to provide insight in the level of risk the Company can absorb relative to its earnings capacity. Until 2009, the Earnings at Risk measure did not fully capture all potential impacts on IFRS earnings that could arise in such stress scenario and that have become more relevant in recent market conditions. As a result, in 2009, the Earnings at Risk methodology was further improved and now better reflects these potential impacts. In this respect we refer to the disclosures on page F-125 of the 2009 Form 20-F:
“The methodology for the risk metric Earnings at Risk was upgraded during 2009 to more closely align with accounting rules. In particular, the impairment risk component was improved. The methodology now also takes into account potential impairments on goodwill, and better incorporates of impairments on debt securities.”
And on page 128 of the 2009 Form 20-F:
“Over 2009, the reported Earnings at Risk for ING increased. The increase is not due to additional risk taking, but due to the inclusion of risks which were not yet taken into account in the 2008 figures. Credit risk has increased because specific impairment rules for available for sale debt securities, whereby securities are written down to market value, even if expected credit losses are much smaller, are now better reflected in the dashboard.
Furthermore, the business risk figures have gone up significantly due to the inclusion of a) goodwill impairment risk and b) the risk that the business volumes are lower than expected.”
None of these improvements had any impact on the Company’s financial reporting under IFRS.
ING Insurance
Reserve adequacy, page F-150
13.	You disclose that reserve adequacy at all business lines are adequate on a standalone basis at a 90% confidence level, except business line Americas that is inadequate by EUR 1.6 billion. Please revise your disclosure consistent with your policy disclosure on page F-26 to indicate whether this shortfall was offset against amounts at other business lines or recognized immediately in the profit and loss account. In your response, please also clarify how your liability adequacy test policy meets the minimum requirements of paragraph 16 of IFRS 4, explaining why it is appropriate to offset deficiencies against adequacies in other business lines instead of charging them to profit and loss under paragraph 16(b).

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R: The Company confirms that the reserve adequacy in all of its business lines is adequate as at December 31, 2009 on a ‘standalone’ basis at a 90% confidence level, except for the business line Insurance Americas. With regard to the offset against amounts in other business lines, we would like to refer to the disclosure that is already included in Note 51 Operating segments on page F-113 of the 2009 Form 20-F (and which is consistent with the accounting policy disclosure on page F-26):
“While the reserves for the segment Insurance Americas are adequate at the 50% confidence level, a net reserve inadequacy exists using a prudent (90%) confidence level. In line with Group Policy, Insurance Americas is taking measures to improve adequacy in that region. This inadequacy was offset by reserve adequacies in other segments, such that at the Group level there is a net adequacy at the prudent (90%) confidence level”.
IFRS 4.16 includes the following requirements:
“If an insurer applies a liability adequacy test that meets specified minimum requirements, this IFRS imposes no further requirements. The minimum requirements are the following:
(a) The test considers current estimates of all contractual cash flows, and of related cash flows such as claims handling costs, as well as cash flows resulting from embedded options and guarantees.
(b)If the test shows that the liability is inadequate, the entire deficiency is recognised in profit or loss.
In addition, we believe that also IFRS 4.18 is relevant in this respect:
“If an insurer’s liability adequacy test meets the minimum requirements of paragraph 16, the test is applied at the level of aggregation specified in that test.”
The Company’s reserve adequacy test, which was already in place before the transition to IFRS in 2005, meets the minimum requirements of IFRS 4.16 and was therefore continued under IFRS. Under the Company’s reserve adequacy test, the adequacy of the net insurance liability for the consolidated group is tested at a 90% (prudent) confidence level and any deficiency is charged immediately to profit or loss. In addition, the adequacy of the net insurance liability for each of the business lines is tested at a 50% (best estimate) confidence level and any deficiency is charged immediately to profit or loss.
As at December 31, 2009, the net insurance liability of ING Group was adequate at the 90% level. Furthermore, each of the business lines was adequate at the 50% level. Therefore, the reserve adequacy test at December 31, 2009 did not result in impact to profit or loss. However, the net insurance liability of the business line Insurance Americas was not adequate at the prudent 90% confidence level. Although this is not relevant for profit or loss under the Company’s reserve adequacy test, we believe that it is transparent to disclose this fact and, therefore, have provided the following disclosure on page 74 of the 2009 Form 20-F:

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“At year-end 2009, IFRS reserve adequacy for Insurance Americas deteriorated compared with year-end 2008. The net liability provisions for Insurance Americas became insufficient by EUR 1.6 billion at the 90% confidence level, which is significantly more conservative than using the best estimate reserve adequacy approach commonly employed, particularly among US companies. The net liability provisions remain sufficient by EUR 1.8 billion at the 50% confidence level.”
The business line Insurance Americas represents a separate operating segment in the Company’s segment reporting under IFRS 8. The Company applies the same accounting policies in its segment reporting as it applies for the consolidated group. As a result, the profit or loss of the segment Insurance Americas is also not impacted by the reserve adequacy test as at December 31, 2009. However, had the segment Insurance Americas been a standalone company, applying the ING reserve adequacy test at the (prudent) 90% level would have impacted profit and loss. This fact was disclosed on page F-113 in the disclosure referred to above.
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